UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3)*

Bristow Group Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

11040G103
(CUSIP Number)

Michael Treisman Bain Capital Credit Member, LLC 200 Clarendon Street Boston, MA 02116
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11040G103	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON
Bain Capital Credit Member, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,896,373

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,896,373

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,896,373

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Percentage based on 29,710,476 shares of Common Stock (as defined below) issued and outstanding as of January 29, 2021, as reflected in the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission (“SEC”) on February 3, 2021.

CUSIP No. 11040G103	SCHEDULE 13D	Page 3 of 5

1	NAME OF REPORTING PERSON
BCC Helicopter Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,896,373

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,896,373

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,896,373

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%*			[

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Percentage based on 29,710,476 shares of Common Stock (as defined below) issued and outstanding as of January 29, 2021, as reflected in the Form 10-Q filed by the Issuer with the SEC on February 3, 2021.

Item 1. Security and Issuer.

This Amendment No. 3 to the Statement on Schedule 13D (this “Amendment No. 3”) amends the Schedule 13D originally filed by the undersigned (the “Reporting Persons”) on July 1, 2020 (the “Original Schedule 13D”), as amended on December 18, 2020 (“Amendment No. 1”) and February 9, 2021 (“Amendment No. 2”) (the Original Schedule 13D, together with Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the “BCCM Schedule 13D”) regarding the shares of common stock, par value $0.01 per share (“Common Stock”), of Bristow Group Inc. (formerly known as Era Group Inc.), a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3151 Briarpark Dr., Suite 700, Houston, Texas 77042.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Original Schedule 13D, or Amendment No. 1, or Amendment No. 2 thereto.  Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Original Schedule 13D, or Amendment No. 1, or Amendment No. 2 thereto.

Item 5. Interest in Securities of the Issuer.

(a), (b)

BCC Helicopter Holdings LLC is the record owner of the shares of Common Stock shown on Item 9 of its respective cover page.

Bain Capital Credit Member LLC serves as the general partner to the general partners of investment funds that hold economic interests in BCC Helicopter Holdings LLC, and may be deemed to share beneficial ownership of the shares of Common Stock of which BCC Helicopter Holdings LLC is the record owner.  Jeffrey Hawkins and Michael Treisman serve as the Directors of BCC Helicopter Holdings LLC and, as a result of their control of BCC Helicopter Holdings, LLC, may be deemed to share beneficial ownership of the shares of Common Stock of which BCC Helicopter Holdings LLC is the record owner.

(c)  Schedule I hereto, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in shares of Common Stock beneficially owned by the Reporting Persons acquired or sold since the filing of the Amendment No. 2 on February 9, 2021.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

BAIN CAPITAL CREDIT MEMBER, LLC

By:	/s/ Andrew Viens
	Name:	Andrew Viens
	Title:	Managing Director

BCC HELICOPTER HOLDINGS LLC

By:	/s/ Michael Treisman
	Name:	Michael Treisman
	Title:	Director

SCHEDULE I

Shares of Common Stock beneficially owned by the Reporting Persons acquired or sold since the filing of the Amendment No. 2 on February 9, 2021.  The transactions described below were effected in the open market through brokers by BCC Helicopter Holdings LLC.  Bain Capital Credit Member LLC serves as the general partner to the general partners of investment funds that hold economic interests in BCC Helicopter Holdings LLC, and may be deemed to share beneficial ownership of the shares of Common Stock of which BCC Helicopter Holdings LLC is the record owner.  Jeffrey Hawkins and Michael Treisman serve as the Directors of BCC Helicopter Holdings LLC and, as a result of their control of BCC Helicopter Holdings LLC, may be deemed to share beneficial ownership of the shares of Common Stock of which BCC Helicopter Holdings LLC is the record owner.

Trade Date	Shares Purchased/(Sold)	Price Per Share (1)	Total Price (1)
2/10/2021	(260,626)	$27.7577	$7,234,378.3202
2/11/2021	(194,678)	$27.7961	$5,411,289.1558
2/12/2021	(3,513)	$27.7815	$97,596.4095

 (1) Not including any brokerage commissions or service charges.